Putnam Investments
100 Federal Street
Boston, MA 02110
December 28, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: David Manion and Jeffrey Long

Re:	Comments on public filings with the Securities and Exchange Commission (the
“Commission”) for investment companies (the “Funds”) sponsored by Putnam Investment
Management, LLC (“Putnam Management”)

Dear Mr. Manion and Mr. Long:

This letter responds to the comments that you provided telephonically to representatives of Putnam Management on behalf of the staff of the Commission (the “Commission Staff”) on November 29, 2018 regarding various of the Funds’ filings with the Commission. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

1. Comment: The Staff notes that an amended Form N-CSR was filed for Putnam Short-Term Municipal Income Fund on February 7, 2018. Please confirm that in the future, if an amended N-CSR filing is made, the registrant will (1) include a cover letter with the filing explaining why an amended filing was necessary; and (2) update all required certifications to be as of the date the amended filing is made.

Response: Putnam Management confirms that if an amended Form N-CSR filing is required for any of the Putnam funds in the future, the relevant registrant will (1) include a cover letter with the filing explaining why an amended filing was necessary and (2) update all required certifications to be as of the date the amended filing is made.

2. Comment: The Staff notes that the Form N-CEN filings for Putnam International Equity Fund, Putnam International Value Fund, Putnam Sustainable Leaders Fund and Putnam Small Cap Growth Fund contained an Internal Control Report addressed to the “Trustees and Shareholders of Putnam Europe Equity Fund.” The staff asks that the funds make amended Form N-CEN filings to include the correct Internal Control Reports.

Response : Amended Form N-CEN filings were made on December 4, 2018 for Putnam International Equity Fund, Putnam International Value Fund, Putnam Sustainable Leaders Fund and Putnam Small Cap Growth Fund to include the correct Internal Control Reports.

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3. Comment: The Staff notes that the following funds have significant investments in the indicated sectors:

a. Putnam Convertible Securities Fund - 34% of assets in the technology sector
b. Putnam Equity Spectrum Fund – 38% of assets in the health care sector
c. Putnam Growth Opportunities Fund – 38% of assets in the technology sector.

Please consider adding disclosure to each fund’s prospectus describing the specific risks associated with investments in the relevant sectors.

Response: Responses for each fund are below.

(a) Putnam Convertible Securities Fund: The prospectus for Putnam Convertible Securities Fund states that the value of convertible securities in the fund’s portfolio may fall or fail to rise over extended periods of time for a variety of reasons, including “factors related to a specific issuer or industry.” Putnam Management is reviewing this disclosure and expects to add a reference to a “sector” in future prospectuses to the extent appropriate. We are also considering including additional disclosure related to a sector (currently the technology sector) in which the fund has a relatively greater focus of investments. We note, however, that investing in the technology sector is not inherently a principal investment strategy of the fund and is, instead, a byproduct of the weighting, which shifts periodically, of the fund’s benchmark, ICE BofAML U.S. Convertible Index.

(b) Putnam Equity Spectrum Fund: We note that the most recent prospectus for the fund (dated August 30, 2018) contains disclosure regarding the fund’s investments in the health care and communication services sectors. The summary prospectus states:

The fund will be more susceptible to these risks than other funds because it concentrates its investments in a limited number of issuers and currently focuses its investments in particular sectors. For example, because the fund currently invests significantly in certain companies in the communication services and health care sectors, the fund may perform poorly as a result of adverse developments affecting those companies or sectors. The fund may focus its investments in other sectors in the future, in which case it would be exposed to risks relating to those sectors.

The statutory prospectus provides further:

From time to time, a fund may invest a significant portion of its assets in companies in one or more related industries or sectors, which would make the fund more vulnerable to adverse developments affecting those issuers, industries or sectors. For example, because the funds currently invest significantly in certain companies in the communication services and health care sectors, the funds may

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perform poorly as a result of adverse developments affecting those companies or sectors. Communication services companies can be adversely affected by, among other things, intense competition, changes in government regulation, failure or inadequacy of information technology infrastructure, changing consumer preferences and rapid obsolescence of their products and services. In addition, companies holding communication licenses and related assets may be subject to regulatory commitments, the need for additional investments or partnerships to commercialize the licenses and fluctuations in the value of the licenses. Companies in the health care sector may be adversely affected by technological advances that make existing products or services obsolete, changes in regulatory approval policies for drugs, medical devices or procedures, and changes in governmental and private payment systems. The funds may focus their investments in other sectors in the future, in which case they would be exposed to risks relating to those sectors.

We believe that this disclosure adequately addresses the risks associated with investments in the health care and communication services sectors.

(c) Putnam Growth Opportunities Fund: The prospectus for Putnam Growth Opportunities Fund states that the value of stocks in the fund’s portfolio may fall or fail to rise over extended periods of time for a variety of reasons, including “factors related to specific issuer, industry or sector.” The prospectus additionally states that:

From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors, which would make the fund more vulnerable to adverse developments affecting those industries or sectors. For example, the fund may invest a significant portion of its assets in companies in the information technology sector (including companies that develop products, processes or services that will provide advances and improvements through information technology to consumers, enterprises and governments). The information technology sector may be significantly affected by technological obsolescence or innovation, short product cycles, falling prices and profits, competitive pressures and general market conditions.

We believe that this disclosure adequately addresses the risks associated with investments in the information technology sector. We note, however, that investing in the information technology sector is not inherently a principal investment strategy of the fund and is, instead, a byproduct of the weighting, which shifts periodically, of the fund’s benchmark, the Russell 1000 Growth Index.

4. Comment: The Staff notes that the annual shareholder reports for Putnam Dynamic Risk Allocation Fund, Putnam Capital Spectrum Fund and Putnam PanAgora Risk Parity Fund all use custom blended benchmarks for purposes of the “Change in the value of a $10,000 investment” table. Item 27(b)(7)(ii)(A) of Form N-1A requires a comparison against an

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appropriate broad-based securities market index for purposes of this table. Consider adding an appropriate broad-based securities market index to the table for these funds.

Response: We believe that the use of an index composed, in fixed proportions, of broad-based securities market indexes satisfies this requirement. However, Putnam Dynamic Risk Allocation Fund, Putnam Capital Spectrum Fund and Putnam PanAgora Risk Parity Fund expect to include an additional, standalone broad-based securities market index for purposes of the “Change in the value of a $10,000 investment” table in future reports.

5. Comment: The Staff notes that Putnam Mortgage Opportunities Fund has a stated initial investment minimum in the prospectus of $5 million. Instruction 1(d) to Item 27(b)(7)(ii) provides that the line graph for the “Change in the value of a $10,000 investment” table should be based on a fund’s required minimum initial investment if that amount exceeds $10,000. Please consider revising the table for Putnam Mortgage Opportunities Fund to reflect the $5 million initial investment minimum.

Response: We confirm that Putnam Mortgage Opportunities Fund’s shareholder reports will include a revised table going forward to reflect the fund’s stated $5 million minimum initial investment.

6. Comment: Please supplementally confirm that Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund comply with the diversification requirements for regulated investment companies under the Internal Revenue Code.

Response: We confirm that the Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund comply with diversification requirements for regulated investment companies under section 851(b) of the Internal Revenue Code.

7. Comment: The Staff notes that Putnam Capital Spectrum Fund uses a blended benchmark for purposes of the performance adjustment component of the fund’s management fee. The blended benchmark is the “Putnam Capital Spectrum Blended Index,” an unmanaged index administered by Putnam Management, 50% of which is the S&P 500 Index and 50% of which is the JPMorgan Developed High Yield Index. The Staff notes further that the fund’s portfolio holdings in recent years have been entirely in equity securities. Please confirm supplementally whether the Putnam Capital Spectrum Blended Index continues to be an appropriate benchmark for the performance adjustment component of the management fee. Please also confirm whether the Board of Trustees of Putnam Capital Spectrum Fund has considered the appropriateness of the benchmark during the Board’s 15(c) annual contract renewal process.

Response: As discussed with Mr. Long, Putnam Management will provide a response to this comment separately.

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8. Comment: The Staff notes that for the Putnam funds that have a performance adjustment component of the management fee, class A shares are used as the measuring class. Please discuss whether class A shares are an appropriate measuring class in light of the fact that there are share classes with higher expenses, such as class B shares.

Response: Putnam Management believes that class A shares are an appropriate measuring class for the Putnam Funds that have a performance adjustment component of their management fees. Class A shares have historically been, and as of December 20, 2018 are, the largest share class across the Putnam mutual fund complex, and are often thought of as representative of fund performance. The Putnam Funds offer share classes with higher annual expenses than class A shares (classes C, M and R) and share classes with lower annual expenses than class A shares (classes R5, R6 and Y). Class B shares have long been out of favor in the market, and as of 2017, are no longer available for sale in the Putnam mutual funds.

Putnam Management is not aware of any guidance from the SEC staff that requires a certain share class to be used for management fee performance adjustments. In the absence of any guidance, we believe that the use of class A shares as the measuring class for performance adjustment purposes is reasonable.

9. Comment: For Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund, please confirm whether the funds’ Board of Trustees has considered the liquidity of the funds in light of their concentrated portfolio holdings. In particular, please confirm whether the Trustees have considered whether some of the holdings may be illiquid in light of the size of the holdings.

Response: The Board of Trustees of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund have considered the liquidity of the funds, including the liquidity of large holdings of each fund. The regulatory framework around illiquid securities changed effective December 1, 2018, when portions of rule 22e-4 under the Investment Company Act of 1940, as amended, (the “Liquidity Risk Management Rule”) went into effect. The Liquidity Risk Management Rule defines “illiquid investment” to mean “any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

Prior to the effectiveness of the relevant portions of the Liquidity Risk Management Rule, each fund was subject to a non-fundamental policy with respect to illiquid investments that was based on previous SEC guidance and that provided the following:

The fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the fund (or the person designated by the Trustees of the fund to make such

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determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

During this period, the Pricing Committee of the Board of Trustees of the funds received regular, quarterly reporting on the compliance by each fund, including Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund, with the non-fundamental policy referenced above, which conformed to then-effective SEC guidance. The Board of Trustees had adopted policies pertaining to determinations of liquidity and, pursuant to these policies, Putnam Management confirmed quarterly to the Board of Trustees that it:

1. Monitored fund portfolios and reported that no more than 15% of a registered open-end mutual fund’s net assets (5% for money market funds) were invested in illiquid securities.

2. Catalogued restricted securities as illiquid without an affirmative determination of liquidity by Putnam Management. (Securities that were catalogued as illiquid without an affirmative determination by Putnam Management include the following: Rule 144A securities, private placements (that are not Rule 144A securities), over-the-counter options, bank loan participations, assignments, and bridge loan limited liability partnerships, swaps and other securities that portfolio managers and Putnam Management’s Legal and Compliance Department determined were illiquid.)

3. Engaged in liquidity determinations by designating securities as liquid that met the criteria set forth in applicable policies after considering all relevant factors. (Relevant factors included: the frequency of trades and quotations for a security; the number of dealers making quotations to purchase or sell the security; the number of other potential purchasers of the security; the number of dealers undertaking to make a market in the security; the nature of the security (including its unregistered status) and the nature of the marketplace (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer); and any applicable regulatory interpretations or positions regarding the type of security.)

4. Conducted reviews to determine if any non-restricted securities should be considered illiquid, and whether restricted securities previously classified as liquid remained liquid, and reported on changes to the liquidity status of any such security.

5. Prepared reports including the funds in each asset class with the highest levels of illiquid holdings, and the percentage of each such portfolio invested in illiquid securities and securities deemed liquid.

At the most recent quarterly presentation in November 2018 (based on information as of September 30, 2018), Putnam Management presented the following information about the percentage of assets represented by illiquid investments for Putnam Equity Spectrum Fund and Putnam Capital Spectrum Fund:

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	12/31/17	03/31/18	06/30/18	09/30/18

Putnam Equity	4.10%	6.87%	7.84%	8.13%
Spectrum Fund

Putnam Capital	2.33%	4.50%	5.66%	6.12%
Spectrum Fund

In the months leading up to the effectiveness of the Liquidity Risk Management Rule, the Board of Trustees received regular updates (including at the June 2018, October 2018 and November 2018 Board of Trustees’ meetings) on the requirements of the new rule and the development of the Putnam Funds’ liquidity risk management program and the methodology for performing liquidity classifications of fund portfolio investments under the program, and, at the November meeting, detailed information on Putnam Capital Spectrum Fund’s and Putnam Equity Spectrum Fund’s “illiquid investments” holdings (on a pro forma basis) as defined under the Liquidity Risk Management Rule.

At the November 2018 meeting of the Board of Trustees, Putnam Management, as administrator of the funds’ liquidity risk management program, reported on the initial liquidity assessment that it had conducted of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund under the Liquidity Risk Management Rule. Putnam Management reported that as of November 9, 2018, Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund had approximately 5% and 8%, respectively, of their assets in investments that would be classified as illiquid investments under the Liquidity Risk Management Rule. Putnam Management reported that it had concluded, based on this pro forma classification and on other factors, including the funds’ current and historical cash levels, that the open-end fund structure was appropriate for each of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund.

10. Comment: On p. 73 of the annual report to shareholders in the N-CSR filing for Putnam Master Intermediate Income Trust for the period ended September 30, 2017, there is a total return swap with Barclays Bank with a $8,283,064 notional value based on the Synthetic MBS Index 5.00% 30-year Fannie Mae pools. The notional value of the contract exceeds 1% of the fund’s net assets. Please confirm whether the components of the reference index should be disclosed.

Response: Under Regulation S-X Rule 12-13c, if a reference instrument’s index or custom basket is publicly available on a website, then a fund is required to only identify the index or custom basket. The constituents of the Synthetic MBX Index 5.00% 30 year Fannie Mae pools are publicly available on the IHS Markit public website (www.markit.com/Documentation/Product/IOS and PO). As a result, disclosure of the instrument’s top 50 components and any additional individual components that are greater than 1% of net assets is not required.

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11. Comment: For funds with high portfolio turnover, please consider adding active trading strategy and risk disclosure to the funds’ prospectuses. For example, the following funds had notably high portfolio turnover:

a. Putnam Diversified Income Trust – 937% for the fiscal year ended 9/30/2017
b. Putnam Mortgage Opportunities Fund -- 1,372% for the fiscal year ended 5/31/2018
c. Putnam Fixed Income Absolute Return Fund – 742% for the fiscal year ended 10/31/2018
d. Putnam VT Diversified Income Trust – 1,100% for the fiscal year ended 12/31/2017
e. Putnam VT Mortgage Securities Fund – 1,188% for the fiscal year ended 12/31/2017.

Response: The high turnover for these funds during the indicated periods was driven by each Fund’s investments in to be announced (“TBA”) securities. Putnam Management does not believe that exposure to TBA rollovers, which results as a technical matter in high portfolio turnover statistics, actually presents the type of risks associated with active trading and does not believe that active trading strategy and risk disclosure is appropriate for these funds.

12. Comment: For funds with performance adjustment components of the management fee, in Note 2 to the Financial Statements in the shareholder reports, please consider whether the funds should disclose the effective management fee rate after the performance adjustment.

Response: Each fund with a performance adjustment to its management fee currently discloses its base effective management fee and the effective performance fee for the period. We agree that including the effective fee rate after the performance adjustment would be helpful to a reader of the financial statements and will add this disclosure in future notes to the financial statements for funds with performance fees.

13. Comment: The Staff notes that, as a result of the performance adjustment, the management fee for Putnam Equity Spectrum Fund’s most recent fiscal year was negative. Please explain how the Fund arrived at any accounting conclusions with respect to how the negative management fee is reflected in the fund’s financial statements.

Response: Regulation S-X Rule 6-07, Statement of Operations, requires that funds state separately, under Expenses, the total amount of advisory fees. The management contract of Putnam Equity Spectrum Fund states that the base management fee is to be adjusted upward or downward by the performance adjustment. In accordance with Regulation S-

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X and the management contract, we present a combined or net management fee expense in the Expenses section of the Statement of Operations. We do not believe that the classification of management fees as an expense should change in periods when the net management fee is negative. The negative fee does not represent a capital infusion; rather, it reflects the economic results of the fund’s management contract in the ordinary course of the fund’s operations.

14. Comment: The Staff notes that each of Putnam PanAgora Managed Futures Strategy and Putnam PanAgora Risk Parity Fund has a wholly-owned subsidiary. Going forward please include in the notes to the financial statements the percentage of the fund’s assets held in its wholly-owned subsidiary and the net assets of the wholly-owned subsidiary.

Response: We believe the presentation of the wholly-owned subsidiary information within each of Putnam PanAgora Managed Futures Strategy Fund and Putnam PanAgora Risk Parity Fund is consistent with Generally Accepted Accounting Principles as it pertains to consolidated financial statements. We agree that including the net assets of the wholly-owned subsidiary and the percentage of the fund’s assets held in its wholly-owned subsidiary would provide meaningful information to a reader of the financial statements. We will add these disclosures to each of these fund’s financial statement footnotes beginning with its next shareholder report.

15. Comment: The Staff notes that in the most recent Form N-CSR filing for Putnam Dynamic Risk Allocation Fund, the fund disclosed a material control weakness related to oversight of a pricing error related to a commodity linked note. Please provide additional details regarding the pricing error including whether shareholder reprocessing was required and what new controls were put into place subsequent to the error to prevent recurrence.

Response: This pricing error was due to an incorrect valuation of a leveraged commodity-linked note by Putnam Dynamic Risk Allocation Fund’s pricing vendor. The pricing vendor had incorrectly identified the commodity-linked note as a floating rate corporate bond when setting up the security on its system. As a result, the pricing vendor was pricing the commodity-linked note as a corporate bond, which resulted in an incorrect valuation.

The pricing error exceeded more than 0.50% of net assets on multiple days during the error period. In accordance with fund’s policy, the fund was reimbursed an aggregate of $96,971 and shareholder transactions were reprocessed, which involved shareholder reimbursements of $145,475 in the aggregate from the fund.

In response to this error, Putnam Management has worked to enhance its procedures to prevent a future error of this nature. Relevant internal reports have been enhanced to include additional information, which will require approvals as to accuracy by

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representatives of Putnam Management and State Street Bank & Trust Company, the fund’s custodian. Weekly comparative reports have been enhanced to provide additional information that would help flag a similar pricing error. Putnam Management’s pricing team also reviewed the remediation plan and quality control process outlined by the relevant pricing vendor and worked with the pricing vendor to reinforce the relevant procedures.

16. Comment: The Staff notes that the net investment income and expense ratios in the funds’ semi-annual reports are not annualized. The Staff acknowledges that annualization is not required but notes further that most semi-annual reports for other fund complexes annualize these ratios. Please consider annualizing the ratios in the Financial Highlights table.

Response: We have considered annualizing the ratios, but we believe that there are a number of circumstances in which annualizing a semi-annual ratio could be misleading to an investor and/or require additional disclosure to explain why they are not comparable with previous years’ annual ratios. We note that shareholders have access to annualized expense ratios in the Management’s Discussion of Fund Performance section of every semi-annual report, as required under rule 30e-1.

17. Comment: The Staff notes that Putnam PanAgora Market Neutral Fund has 74 total return swaps representing over $50 million in notional exposure with one counterparty.

Please consider whether the fund’s prospectus should include counterparty risk disclosure.

Response: The prospectus for Putnam PanAgora Market Neutral Fund states that the fund expects to implement its investment strategies primarily through total return swaps. The fund’s prospectus includes a detailed section regarding derivatives risk disclosure. One of the paragraphs in this section describes swap transactions and states that “Swaps can involve greater risks than direct investment in securities, because swaps may be leveraged and are subject to counterparty risk and valuation risk.” Another paragraph in the same section includes a statement that “Derivatives, particularly over-the-counter instruments, also involve the risk that the other party to the derivates transaction will not meet its obligations.” The fund believes that the existing risk disclosure sufficiently addresses counterparty risk.

18. Comment: The Staff notes that for the 5/31/18 annual report for Putnam Mortgage Opportunities Fund, the fund has 40% of its net assets in delayed delivery securities. The Staff notes further that Note 1 to the financial statements discusses TBA securities but not other securities with delayed delivery. Please consider updating the description “Payable for purchases of delayed delivery securities” on the Statement of assets and liabilities to

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reflect whether the securities are TBAs or non-TBA and include the appropriate footnote references.

Response: The amounts included in the fund’s Statement of assets and liabilities under “Payable for purchases of delayed delivery securities” and “Receivables for sales of delayed delivery securities” represent open TBA purchases or sales at period end. Putnam Mortgage Opportunities Fund did not hold other delayed delivery investments as of the report date. To clarify this for shareholders, we will change the description of these line items to “Payable for purchases of TBA securities” and “Receivables for sales of TBA securities” to include the open TBA trades at the end of the period. We will continue to use “Payable for purchases of delayed delivery securities” and “Receivables for sales of delayed delivery securities” for non-TBA delayed delivery securities.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Esq., Putnam Investments
Venice Monagan, Esq., Putnam Investments

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